UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC

INCENTIVE THRIFT PLAN II

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

MAILING ADDRESS: P.O. Box 1171

NEWARK, NEW JERSEY 07101-1171

LONG ISLAND ELECTRIC UTILITY SERVCO LLC

INCENTIVE THRIFT PLAN II

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Long Island Electric Utility ServCo LLC

    Incentive Thrift Plan II:

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (the “Plan”) as of December 31, 2014 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and the changes in net assets available for benefits for the year ended December 31, 2014, on the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at end of year) (modified cash basis) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania

June 29, 2015

LONG ISLAND ELECTRIC UTILITY SERVCO LLC

INCENTIVE THRIFT PLAN II

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

AS OF DECEMBER 31, 2014

(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$154,962

Total Investments	154,962

Receivable:
Participant Loans	6,567

Total Receivable	6,567

Total Assets	161,529

LIABILITIES	0

NET ASSETS AVAILABLE FOR BENEFITS	$161,529

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC

INCENTIVE THRIFT PLAN II

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

YEAR ENDED DECEMBER 31, 2014

(Thousands)
ADDITIONS
Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$8,879
Interest on Participant Loans	182

Total Investment Income	9,061

Deposits and Contributions
Employees	15,143
Rollovers	138,389

Total Deposits and Contributions	153,532

Total Additions	162,593

DEDUCTIONS
Benefit Payments to Participants	6,575
Administrative Expenses	85

Total Deductions	6,660

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	155,933
Transfers from Other Plans	5,596

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	161,529

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	0

End of Year	$161,529

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan II (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description (“SPD”) for more information.

The Plan was established effective January 1, 2014. The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”). This includes, but is not limited to, individuals who were employed by National Grid Companies USA (“NatGrid”) or an affiliate thereof, who were participants in the National Grid USA Companies’ Incentive Thrift Plan II on December 31, 2013, and who became employees of ServCo on January 1, 2014 (“Transition Employees”). ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”).

The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The ServCo Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”), is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by ServCo and administered by the Trustee.

Contributions, Deposits and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. Generally, a Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG (“PSEG Share Fund”) and mutual funds consisting of various target-date funds and other registered investment company mutual funds.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) earnings and/or losses, and (c) specific Participant transactions, as defined. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2014, range from 3.25% to 10.50% which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.

These loans are measured at their unpaid principal balances plus any accrued but unpaid interest.

Transition employees were permitted to rollover their outstanding loans under the NatGrid plan to the Plan. The rollovers are included in Tranfers from Other Plans.

Payment of Benefits

Upon termination of employment, a Participant may elect to receive an amount equal to the value of the interest in his or her account in either a lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s interest in his or her account. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70 1⁄2.

A Participant who is currently an employee and who has not attained age 59 1⁄2 may withdraw all or part of his or her after-tax contributions. Other deposits may not be withdrawn during employment prior to age 59 1⁄2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties. Participants who require a hardship withdrawal are prohibited from contributing to the Plan for six months following such distribution.

Vesting

All Participant contributions are 100% vested in the Plan.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held in the Master Trust at year-end. Units of the Retirement Collective Trusts are valued at net asset value at year-end. The PSEG Share Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN I (THRIFT PLAN I) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan I for investment and administrative purposes. The Thrift Plan I is a defined contribution retirement plan available to non-represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2014, the Plan’s interests in the assets of the Master Trust were approximately 70%. Assets and investment income of the Master Trust consist of:

As of
December 31, 2014
(Thousands)
Investments of Master Trust at Fair Value:
Common Stock of Public Service Enterprise Group Incorporated*	$3,366
Mutual Funds	48,404
Target-date Retirement Collective Trusts	170,513

Total Investments	$222,283

For the Year Ended
December 31, 2014
(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	$436
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	112
Net Appreciation in Fair Value of Mutual Funds	2,010
Net Appreciation in Fair Value of Target-date Retirement Collective Trusts	9,958

Total Investment Income, Net	$12,516

*	Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.

In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table presents information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2014, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2014
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
PSEG Common Stock	$3,366	$3,366	$0	$0
Mutual Funds	48,404	48,404	0	0
Target-date Retirement Collective Trusts	170,513	0	170,513	0

Total Investment in Master Trust	$222,283	$51,770	$170,513	$0

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 16, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan administrator and the Plan’s benefits counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

NOTES TO FINANCIAL STATEMENTS

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are in PSEG’s Common Stock. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2014, the Master Trust held 81,294 shares of PSEG Common Stock in the PSEG Share Fund, with a market value per share of $41.41.

For the year ended December 31, 2014, the Master Trust recorded dividend income of approximately $112,167 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants are 100 percent vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 includes a Net Investment Gain of $8,793,760 from Plan Investments for the year ended December 31, 2014 consisting of $8,878,692 of the Plan’s interest in gains of the Master Trust less $84,932 of administrative expenses.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC

INCENTIVE THRIFT PLAN II

PLAN No. 003, EIN No. 45-4652143

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value
Various Participants *	650 Participant Loans (maturing 2015 to 2044 at interest rates of 3.25% to 10.50%), secured by participant accounts	$0	$6,567,170

*	Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan II
(Name of Plan)

By:	/s/ Margaret M. Pego
Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 29, 2015

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm